Filed by Global Partner Acquisition Corp II pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Global Partner Acquisition Corp II

Commission File No. 001-39875

Stardust Power Chief Financial Officer Uday Devasper, NYSE Floor Talk with Judy Shaw – February 1, 2024 | Featuring Uday Devasper and Judy Shaw

The following is a transcript of an interview with the CFO of Stardust Power Inc.

Release Date: February 23, 2024

Judy Shaw

Joining me today on NYSE Floor Talk is Uday Devasper. He is the CFO at Stardust Power. Uday, it’s wonderful to have you here. Thanks for joining me.

Uday Devasper

Thanks for having me. Wonderful to meet you as well, Judy.

Judy Shaw

So we are here today. We are at the NYSE, at the IPO Summit. Wonderful to have you here, but let’s talk about your company. Tell me about Stardust Power and what your mission is.

Uday Devasper

Yeah. So Stardust Power, our mission is really simple. We’re here to solve a vitally important national security issue by building one of the largest lithium refineries in the United States. It’s going to be able to produce 50,000 metric tons per annum of battery-grade lithium, thereby increasing the overall refining capacity for the US as a whole, and it’ll help combat China’s dominance in the global markets, so it helps address that vital national security issue from lithium production and lithium availability standpoint.

Judy Shaw

So tell me, how are you different from other players in this space?

Uday Devasper

So a few factors actually differentiate us. If you look at it, we’ve got multiple sources of inputs for our refining process. From a sustainability standpoint, we’re extremely sustainable as an operation. We’re going to have an extremely experienced management team, and the location of our refinery is another one of the reasons that we believe it sets us apart. So if I can add a little bit more color, our refinery is going to be using lithium brine as inputs and from multiple sources. Our supply chain is going to be more efficient. We’re working with great partners and technology advisors who can help us identify the right inputs so that there’s a constant flow, and it’s going to be using proven technology. We’re going to have concentrator facilities right at the asset sites. I know some of this might be technical, but it helps to just bring the lithium chloride or the lithium concentrate, the brine directly to the refinery, it makes it more efficient.

And we’re also going to be vertically integrating by developing and building on assets upstream, so that’s one. The other, when you also look at it from a location standpoint, we’re located smack-dab in the middle of the country. We’ve bought the land in Oklahoma already, sixty-six acres where we’re going to build our refinery, great access to roads, rail, water, and just access to multiple brine inputs as well. In addition to that, a very sustainable operation because our refinery will be built using a lot of the resources from the Oklahoma grid, which is one of the most sustainable grids in the country. Our operations by itself once set up, will be extremely clean, low water discharge, zero liquid discharge, high water recycling. And in addition to that, we’ll also be designed for low emissions essentially, and our management team is extremely experienced. Our CTO is a foremost expert in the field of lithium production and our CEO and the rest of the Finance team can help build the finances needed for such CapEx. So all these put together, it’s a great blueprint for success essentially, from my standpoint.

Judy Shaw

Now, Uday, everyone’s talking about AI. Tell me how are you embracing AI?

Uday Devasper

Yeah. So AI is a buzzword, isn’t it? I mean, AI had a huge amount of growth in the last year. As a company, we continue to evaluate how AI is going to be used in our operations on a day-to-day basis. One of the places that I can definitely see it being used is from a reporting standpoint. I’m a CFO. I know that there’s going to be more internal and external reporting processes. I was just at a panel, or just listening to a panel where they were talking about how financial reporting and other reporting is going to be using AI. So I definitely see some use of AI over there, and as AI continues to grow and our operations mature, we’ll definitely look at different ways to involve AI in our operations to make it more efficient.

Judy Shaw

Now, tell me, we are here today at the IPO Summit, what are you hoping to gain by attending this event?

Uday Devasper

So it’s great honor to be at this summit. I think one of the main things in the summit is to try and see from other people who’ve been through this IPO journey or who are going through it, what are the pain points they’re seeing? How are they going about their journey? And hopefully avoid some of the pitfalls that you hear about as we go. Also, we are looking at this opportunity to talk to some buy-side investors and essentially get to other stakeholders, tell them about the Stardust story, get them excited about it because we believe that the time for American lithium is now, the future of American lithium is brine, and that’s what Stardust does, and so we’re really excited to bring the Stardust story to everybody and again, appreciate the opportunity to do this today.

Judy Shaw

All right. Well, Uday, wonderful to talk with you.

Uday Devasper

Thank you very much.

Judy Shaw

Thanks for joining me on Floor Talk.

Uday Devasper

Thank you.

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act” and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included herein, regarding the proposed business combination, Global Partner Acquisition Corp II’s (“GPAC II”) and Stardust Power Inc.’s (the “Company”) ability to consummate the transaction, the benefits of the transaction, GPAC II’s and the Company’s future financial performance following the transaction, as well as GPAC II’s and the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

These forward-looking statements are based on GPAC II’s and the Company’s management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. GPAC II and the Company caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of GPAC II and the Company. These risks include, but are not limited to, (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of GPAC II securities; (ii) the risk that the proposed business combination may not be completed by GPAC II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by GPAC II; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by GPAC II’s shareholders and the Company’s stockholders, the satisfaction of the minimum trust account amount following redemptions by GPAC II’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on the Company’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of the Company and potential difficulties in the Company’s employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against GPAC II or the Company related to the agreement and the proposed business combination; (vii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination (viii) the ability to maintain the listing of GPAC II’s securities on the Nasdaq; (ix) the price of GPAC II’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which the Company plans to operate, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; (xi) the impact of the global COVID-19 pandemic and (xii) other risks and uncertainties related to the transaction set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in GPAC II’s prospectus relating to its initial public offering (File No. 333-351558) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on January 11, 2021 and other documents filed, or to be filed with the SEC by GPAC II, including GPAC II’s periodic filings with the SEC, including GPAC II’s Annual Report on Form 10-K filed with the SEC on March 31, 2023 and any subsequently filed Quarterly Report on Form 10-Q. GPAC II’s SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

The foregoing list of factors is not exhaustive. There may be additional risks that neither GPAC II nor the Company presently know or that GPAC II or the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties described in GPAC II’s proxy statement contained in the registration statement on Form S-4 (File No. 333-276510) filed with the SEC on January 12, 2024 (the “Registration Statement”), including those under “Risk Factors” therein, and other documents filed by GPAC II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and GPAC II and the Company assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither GPAC II nor the Company gives any assurance that either GPAC II or the Company will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination, GPAC II has filed a Registration Statement with the SEC that includes a preliminary prospectus with respect to GPAC II’s securities to be issued in connection with the proposed transactions and a preliminary proxy statement with respect to the shareholder meeting of GPAC II to vote on the proposed transactions (the “proxy statement/prospectus”). GPAC II may also file other documents regarding the proposed business combination with the SEC. The proxy statement/ prospectus will contain important information about the proposed business combination and the other matters to be voted upon at an extraordinary general meeting of GPAC II’s shareholders to be held to approve the proposed business combination and other matters and may contain information that an investor may consider important in making a decision regarding an investment in GPAC II’s securities. BEFORE MAKING ANY VOTING DECISION, SHAREHOLDERS OF GPAC II AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL RELEVANT DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT GPAC II, THE COMPANY AND THE PROPOSED BUSINESS COMBINATION.

The Registration Statement is not yet effective. After the Registration Statement is declared effective, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to shareholders of GPAC II as of a record date to be established for voting on the proposed transactions. Shareholders of GPAC II are able to obtain free copies of the Registration Statement and, once available, will also be able to obtain free copies of the definitive proxy statement/ prospectus and all other relevant documents containing important information about GPAC II and the Company filed or that will be filed with the SEC by GPAC II through the website maintained by the SEC at http://www.sec.gov, or by directing a request to Global Partner Acquisition Corp II, 200 Park Avenue 32nd Floor, New York, New York 10166, attention: Global Partner Sponsor II LLC or by contacting Morrow Sodali LLC, GPAC II’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

GPAC II, the Company and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from GPAC II’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers of GPAC II and a description of their interests in GPAC II is set forth in GPAC II’s filings with the SEC (including GPAC II’s prospectus relating to its initial public offering (File No. 333-251558) declared effective by the SEC on January 11, 2021, GPAC II’s Annual Report on Form 10-K filed with the SEC on March 31, 2023 and subsequent filings on Form 10-Q and Form 4). Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement. The documents described in this paragraph are available free of charge at the SEC’s website at www.sec.gov, or by directing a request to Global Partner Acquisition Corp II, 200 Park Avenue 32nd Floor, New York, New York 10166, attention: Global Partner Sponsor II LLC. Additional information regarding the names and interests of such participants will be contained in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of GPAC II, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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